August 2, 2006


By facsimile to (604) 687-6314 and U.S. Mail


Mr. Robert Fraser
President and Chief Executive Officer
Lions Gate Lighting Corp.
200-375 Water Street
Vancouver, British Columbia, Canada V6B-5C6

Re:	Lions Gate Lighting Corp.
	Registration Statement on Form SB-2
	Filed July 12, 2006
File No. 333-135717

Dear Mr. Fraser:

	We reviewed the filing and have the comments below.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

1. Please provide updated financial statements and related disclosures, as necessary, to comply with Item 310(g) of Regulation
S-B.

2. Please provide updated consents from your independent accountants in each amendment to your registration statement.

Prospectus Summary, page 5

3. Make it clear at the outset that Lions Gate Lighting is a non-exclusive distributor of lighting and signage products manufactured by Sunway Lighting Technology Co., Ltd. in the People`s Republic of
China. We note the disclosures in the risk factors and business sections.

4. Clarify that Lions Gate Lighting focuses primarily on the market for lighting and signage products in British Columbia while maintaining a presence on the Internet with its website. We note the disclosure on page 22.

5. Information about Lions Gate Lighting`s subsidiary, LG Lighting Corp., included in the first paragraph is repeated in the second paragraph under "Our Business." Please revise.

Risk Factors, page 6

6. Include in each risk factor`s discussion information necessary to assess the risk, including its magnitude. For example:

* The fourth risk factor states that Lions Gate Lighting must subsidize sample orders. If possible, quantify the amount of sample orders subsidized by Lions Gate Lighting during the periods presented in the financial statements.

* The seventh risk factor addresses the risks involved with potential uncertainties relating to informal, verbal agreements with two consultants. It further states that you intend to enter into more informal, verbal agreements in the future. Please explain why Lions
Gate Lighting does not intend to formalize the verbal agreements to writing. Please also identify the consultants and describe their relationship to Lions Gate Lighting. We note the disclosures in the plan of operation and certain relationships and related transactions section.

* The eleventh risk factor states that the establishment and maintenance of wholesale and distribution relations will be essential to the success of Lions Gate Lighting`s business. Clarify what wholesale and distribution relations, if any, that Lions Gate Lighting has established as of the date of the prospectus and whether
Lions Gate Lighting is substantially dependent on any of the wholesale and distribution relationships. If Lions Gate Lighting is substantially dependent on any of the wholesale and distribution relationships, disclose whether Lions Gate Lighting has entered into agreements with those wholesalers and distributors. Advise what consideration Lions Gate Lighting has given to the filing of any agreements with wholesalers and distributors as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-B.

Transfer Agent and Registrar, page 17

7. Disclosure states that Lions Gate Lighting intends to appoint a stock transfer agent before the prospectus` effectiveness.
Identify
the stock transfer agent.

Directors, Executive Officers, Promoters and Control Persons, page
17

8. In the biographical paragraph of Mr. Robert Fraser, describe briefly his business experience during the past five years. See
Item
401(a)(4) of Regulation S-B.

Experts, page 21

9. Include the name and address of counsel giving the legality opinion. See Schedule A(23) to the Securities Act.

Description of Property, page 21

10. Identify the director providing executive and head office to Lions Gate Lighting at no cost. Disclose whether Lions Gate
Lighting
expects the director to charge rent for the space in the future.

Description of Business, page 22

11. Disclosure in the fourth paragraph under "Current Business" states that "LED Lighting products have a life span that is up to ten times that of fluorescent signs and up to thirty times that of neon and halogen signs of similar design." For factual information such as this statement relating to Lions Gate Lighting`s business, indicate whether the source of the information is management`s belief, industry data, scientific reports, general articles, or another source. If the information is based upon management`s belief, so indicate and provide an explanation for the belief`s basis. If the information is based upon other sources, provide us copies of those sources. Also tell us whether the information represents the most recently available data.


12. Disclosure under "Growth Strategy" states that Lions Gate
Lighting plans:

* To increase its product offerings and marketing efforts for each products.

* To diversify and offer new, innovative, and energy efficient products.

Indicate Lions Gate Lighting`s schedule and known or estimated costs for executing its plans.

Plan of Operation, page 26

13. You state that during the first two years of your agreement with
Sunway you must purchase 10,000 units of product or Sunway can terminate the agreement at its discretion. Since you only purchased
3,544 units at almost 13 months into the contract, please discuss whether you anticipate that you will meet the 10,000 unit minimum and the steps that you will take to do so.

14. Disclosure states that sales and marketing costs were $22,540 for the period ending February 27, 2006 and that Lions Gate Lighting expects this to increase over the next 12 month period. Please reconcile this with disclosure on page 27 that you expect to spend between $10,000 and $20,000 in the next 12 months on marketing.

Liquidity and Capital Resources, page 27

15. We note your analysis of cash flows on page 28. Please reconcile the amount that you are disclosing for cash flows from investing activities to your statement of cash flows on page 41.

Revenue Processing, page d29

16. Disclosure in this section says that your sales are processed by cheque or PayPal which facilitates electronic payment over the Internet. However, on page 24, in the business section, you say that you have reformatted your website so that it only provides information about your products and does not give the option of online payment. Please reconcile the disclosures.


Reports to Security Holders, page 34

17. Disclosure states that Lions Gate Lighting is required to file annual, quarterly, and current reports, proxy statements, and other information with the Commission. Clarify here and in the where you can find more information section that Lions Gate Lighting is not required to make the filings before its registration statement becomes effective.

Note 4 - Capital Stock, page 44

18. We note from your disclosures here and on page 28 that you sold stock to your directors at a significantly lower price than was used in your May and June 2005 private placement. Given that the sale of stock to your directors and the sale of stock in your private placement occurred within a few weeks of each other, it is unclear to us why the stock prices were different. Please advise. Given that you appear to have sold stock to your directors at a price below the fair market value of your stock, as evidenced by your private placement, please provide us with an analysis of whether this lower price represents compensation to your directors.

Note 5 - Related Party Transactions, page 45

19. We read that the loans from your directors do not bear interest and we note from your statement of operations that you have not recorded any interest expense related to these loans. Please tell us how you determined that you did not need to impute interest on these loans. Refer to APB 21.

Note 7 - Commitment, page 45

20. We note the description of your distributor agreement with Sunway
Lighting. Please revise your footnote also to disclose, if true, that this agreement requires you to order and maintain minimum stock levels that are necessary to support distribution efforts, as determined by Sunway Lighting, even after you have met your 10,000 unit minimum purchase requirement. Refer to page 23.

Exhibit Index

21. Include an exhibit index immediately before the exhibits filed with the registration statement. See Rule 102(d) of Regulation S-T.
This exhibit index and Item 27 of Form SB-2 are not synonymous.


Exhibits

22. Please file as exhibits written descriptions of the material terms of your verbal agreements. Refer to Interpretation I.85 in our
July 1997 "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at www.sec.gov.

Exhibit 5.1

23. We note the statement that "We assume no obligation to revise or supplement this opinion letter should the laws of such jurisdiction be changed after the date hereof by legislative action, judicial decision or otherwise." Delete this language. Alternatively, file a new opinion immediately before the registration statement`s effectiveness.

24. Counsel must consent also to being named in the registration statement. See Rule 436 of Regulation C under the Securities Act, and revise.

Exhibit 10.3

25. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file appendix A, refile the exhibit in its entirety.

Exhibit 21

26. You did not file the exhibit. Further, you must include the state or other jurisdiction of incorporation or organization of each subsidiary. See Item 601(b)(21) of Regulation S-B, and file the exhibit.

Other

27. We note the statement on the home page of your website, www.lglcorp.com, that "Lions Gate Lighting Corporation is a joint Canadian - Chinese venture." Notwithstanding the disclaimer that information contained in your website does not form part of the prospectus, tell us why the information on the website appears inconsistent with disclosures in the registration statement. More specifically, we note disclosure in section 9.1 of exhibit 10.3 states that "Nothing in this Agreement shall be deemed to create an agency, partnership or joint venture."

28. We note the statements on the home page of your website, www.lglcorp.com, that:

* "We have over 25 years of experience in architectural and decorative lighting applications that use a variety of light sources to create illumination."

* " We have also been involved directly with the sign and advertising industry for more than 25 years."

	Notwithstanding the disclaimer that information contained in
your website does not form 	part of the prospectus, tell us why
the
information on the website appears inconsistent 	with disclosures
in
the registration statement.  More specifically, we note that Lions
Gate 	Lighting did not begin operations until May 2005 and
Lions
Gate Lighting and Sunway 	Lighting did not enter 	into an
agreement until May 2005.

Closing

	File an amendment to the SB-2 and in response to the comments.
To expedite our review, Lions Gate Lighting may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If
Lions Gate Lighting thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Lions Gate Lighting and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Lions Gate Lighting requests acceleration of the registration statement`s effectiveness, Lions Gate Lighting should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Lions Gate Lighting from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Lions Gate Lighting may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Lions Gate Lighting provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jennifer
K.
Thompson, Staff Accountant, at (202) 551-3737 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,




Pamela A. Long
					     Assistant Director

cc:	Incorp. Services
	Agent for Service, Lions Gate Lighting Corp.
	50 West Liberty, Suite 880
	Reno, NV

	Cam McTavish, Esq.
	Clark Wilson LLP
	885 West Georgia Street, Suite 800
	Vancouver, British Columbia, Canada V6C 3H1



Mr. Robert Fraser
August 2, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE